Exhibit 99.10

March 7, 2019

Securities and Exchange Commission (SEC)

Re:	Evaluation of the P&NG Reserves of Obsidian Energy Ltd.

(As of December 31, 2018)

We refer to our report dated January 24, 2019 entitled “Evaluation of the P&NG Reserves of Obsidian Energy Ltd. (“Obsidian Energy”) (As of December 31, 2018)” (the “Sproule Report”).

We hereby consent to the inclusion of, or incorporation by, reference of and reference to, the Sproule Report in Obsidian Energy’s:

(i)	Annual Report on Form 40-F for the year ended December 31, 2018

(ii)	press release regarding 2018 year-end results;

(collectively, the “Disclosure Documents”).

We have read the Disclosure Documents and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report, or that is within our knowledge as a result of the services performed by us in connection with the Report.

Sincerely,

Sproule Associates Limited

Original Signed by Gary R. Finnis, P.Eng.

Gary R. Finnis, P.Eng. Senior Manager, Engineering

140 Fourth Avenue SW, Suite 900
Calgary, AB, Canada T2P 3N3
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